FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR December 6, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                             FORM 51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         December 5, 2007


Item 3   News Release
         ------------

         Issued December 5, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, December 5th, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), and its subsidiary, Dynamotive USA, Inc., announced its plans to invest US$24 million to build the first fully commercial industrial biofuel plant in the U.S. The facility will be located on a site in Willow Springs, approximately 180 miles southwest of St. Louis. The site secured was chosen for its ready access to rail transport, proximity to biomass and the potential to host up to four additional facilities. The modular, second-generation biomass-to-biofuel plant is designed to use Dynamotive's proprietary "fast pyrolysis" process to convert 200 tons per day of wood by-products and residues from nearby sawmills into 34,000 gallons per day of BioOil(R). Commercial terms have been agreed and signed with local feedstock providers to supply the plant.


Item 5   Full Description of Material Change
         -----------------------------------


5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, December 5th, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), and its subsidiary, Dynamotive USA, Inc., announced its plans to invest US$24 million to build the first fully commercial industrial biofuel plant in the U.S. The facility will be located on a site in Willow Springs, approximately 180 miles southwest of St. Louis. The site secured was chosen for its ready access to rail transport, proximity to biomass and the potential to host up to four additional facilities.

The modular, second-generation biomass-to-biofuel plant is designed to use Dynamotive's proprietary "fast pyrolysis" process to convert 200 tons per day of wood by-products and residues from nearby sawmills into 34,000 gallons per day of BioOil(R). Commercial terms have been agreed and signed with local feedstock providers to supply the plant.

Development and construction of the plant will be implemented by Dynamotive's U.S. management, supported by Dynamotive's engineering team and its partners. Opportunities exist for a significant expansion of Dynamotive's operations, with more than 1.1 million dry long tons of biomass per year in Missouri alone. As a result, other, similar projects in the state are currently under review. The BioOil produced at the Willow Springs complex is expected to be sold to commercial and industrial users in the region through a major local distributor of renewable fuels.

An initial burn of BioOil from Dynamotive's commercial plant at Guelph, Ontario, is being scheduled at a major industrial facility with this distributor.

The initial burn would be preparatory to its adoption of BioOil as a primary fuel, and the opening of the Midwest market for the product. It is expected that up to 5,000 tons of BioOil will be made available to Midwest consumers over the next year from Dynamotive's and Evolution Biofuels' plant while the Willow Springs facility is under construction. The fuel provided is expected to be priced competitively to #2 heating oil, a light industrial fuel.

Lt. Col. (Ret.) William C. Holmberg, Chairman of the Washington-based Biomass Coordinating Council and a pioneer of the renewable fuels industry, hailed the plant announcement as "an important step towards releasing America from the bonds of foreign oil, and achieving a sustainable energy future." Holmberg pointed out that "the commercialization of BioOil adds another element to our arsenal of renewable fuels that can help address a previously neglected segment of our oil use: industrial boiler fuels. As such it complements, rather than competes with, fuel ethanol and biodiesel."

Dynamotive's President and Chief Executive Officer Andrew Kingston noted: "This first U.S. project will demonstrate the viability of our technology in the U.S. market and the enormous potential of BioOil to help America make the transition to clean, renewable fuels that do not depend on food crops for their production. We are pleased to announce this project and would like to take this opportunity to thank all stakeholders involved for their magnificent support this year. Missouri has provided a unique platform to showcase our technology and its capabilities. We are committed to this project and look forward to developing further plants in the near future."

All of the above transactions currently remain subject to negotiation and execution of definitive agreements and to securing sufficient project capital. Accordingly, there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable

Item 7   Omitted Information
         -------------------

         Not applicable

Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:    (604) 267-6013

Item 9   Date of Report
         --------------

         December 5, 2007

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            (signed)      "Andrew Kingston"
                                           ----------------
                                           Andrew Kingston
                                           President & CEO

                     DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                        News Release:  December 5th, 2007

First Commercial Plant in U.S. to Produce Liquid Biofuel from Wood Residues to be Built by Dynamotive in Missouri


VANCOUVER, BC, CANADA, December 5th, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), and its subsidiary, Dynamotive USA, Inc., announced its plans to invest US$24 million to build the first fully commercial industrial biofuel plant in the U.S. The facility will be located on a site in Willow Springs, approximately 180 miles southwest of St. Louis. The site secured was chosen for its ready access to rail transport, proximity to biomass and the potential to host up to four additional facilities.

The modular, second-generation biomass-to-biofuel plant is designed to use Dynamotive's proprietary "fast pyrolysis" process to convert 200 tons per day of wood by-products and residues from nearby sawmills into 34,000 gallons per day of BioOil(R). Commercial terms have been agreed and signed with local feedstock providers to supply the plant.

Development and construction of the plant will be implemented by Dynamotive's U.S. management, supported by Dynamotive's engineering team and its partners. Opportunities exist for a significant expansion of Dynamotive's operations, with more than 1.1 million dry long tons of biomass per year in Missouri alone. As a result, other, similar projects in the state are currently under review. The BioOil produced at the Willow Springs complex is expected to be sold to commercial and industrial users in the region through a major local distributor of renewable fuels.

An initial burn of BioOil from Dynamotive's commercial plant at Guelph, Ontario, is being scheduled at a major industrial facility with this distributor.

The initial burn would be preparatory to its adoption of BioOil as a primary fuel, and the opening of the Midwest market for the product. It is expected that up to 5,000 tons of BioOil will be made available to Midwest consumers over the next year from Dynamotive's and Evolution Biofuels' plant while the Willow Springs facility is under construction. The fuel provided is expected to be priced competitively to #2 heating oil, a light industrial fuel.

Lt. Col. (Ret.) William C. Holmberg, Chairman of the Washington-based Biomass Coordinating Council and a pioneer of the renewable fuels industry, hailed the plant announcement as "an important step towards releasing America from the bonds of foreign oil, and achieving a sustainable energy future." Holmberg pointed out that "the commercialization of BioOil adds another element to our arsenal of renewable fuels that can help address a previously neglected segment of our oil use: industrial boiler fuels. As such it complements, rather than competes with, fuel ethanol and biodiesel."

Dynamotive's President and Chief Executive Officer Andrew Kingston noted:
"This first U.S. project will demonstrate the viability of our technology in the U.S. market and the enormous potential of BioOil to help America make the transition to clean, renewable fuels that do not depend on food crops for their production. We are pleased to announce this project and would like to take this opportunity to thank all stakeholders involved for their magnificent support this year. Missouri has provided a unique platform to showcase our technology and its capabilities. We are committed to this project and look forward to developing further plants in the near future."

All of the above transactions currently remain subject to negotiation and execution of definitive agreements and to securing sufficient project capital. Accordingly, there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.

About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been awarded the coveted EcoLogo in Canada, meaning that they are certified, as meeting the stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon AND greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. For further information, please visit the company's website at www.dynamotive.com.


Contacts:

Nathan Neumer, Director of Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.

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